Mail Stop 3561

October 11, 2006

James J. Bender, Esq.
General Counsel
Williams Pipeline GP LLC
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172-0172

> **Re: Williams Pipeline Partners L.P.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2007**
> **File No. 333-146015**

Dear Mr. Bender:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please provide the required information in your next amendment. Please also note we will not be able to review the filing without the required information.

2. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

3. Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not necessarily indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated. The following are examples only of the statements for which you need sources:

    *   "Natural gas is a critical component of energy consumption in the United States." Industry Overview, page 96.

    *   "Substantially all natural gas consumed in the United States is transported to the ultimate end-user on the natural gas pipeline grid." Industry Overview, page 96.

    *   "The topography of the Pacific Northwest makes construction of competing pipelines difficult and expensive and it forms a natural barrier to entry for potential competitor pipelines in Northwest's primary markets such as Seattle, Washington, Portland, Oregon and Boise, Idaho. As a result, Northwest's pipeline is currently the sole source of interstate natural gas transportation in many of the markets it serves." Northwest's Competition, page 105

Outside Front Cover Page of Prospectus

4. Please revise the cover to remove the specific risks you provide on the outside front cover page of your prospectus. On the outside front cover, you must provide only a highlighted cross-reference to the page on which your risk factors section begins. See Item 501(b)(5) of Regulation S-K.

Table of Contents

5. The forepart of your document should consist only of the cover page, summary, and risk factors. Please move the first paragraph beneath the table of contents to another, more appropriate location in your prospectus. See Item 502 of Regulation S-K.

Summary, page 1

6. Please remove all defined terms in the forepart of your document, specifically in the second italicized paragraph of your Summary section. All defined terms in this part of your document should be clear from their context, if they are not clear, please revise.

7. The Summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should remove or substantially shorten your Business Strategies, Competitive Strengths, Summary of Risk Factors, Management of Williams Pipeline Partners L.P., and Summary of Conflicts of Interest and Fiduciary Duties subsections. These and your other subsections should not repeat other disclosure in the Summary. The Summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

Risk Factors, page 19

8. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

- "Northwest is exposed to the credit risk of its customers in the ordinary course of its business." Page 28.

- "Increase in interest rates may cause the market price of our common units to decline." Page 36.

- "We will incur increased costs as a result of being a publicly traded partnership." Page 40.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 33. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 23. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, such as in your first full risk factor on page 29, and whether certain risk factors can be revised or combined so they are not repetitive, such as the first full risk factor on page 21 and the second risk factor on page 30 of this section. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

<u>Northwest's natural gas transportation and storage activities involve…, page 21</u>

9. In this risk factor, you list certain risks and hazards typically associated with the transportation and storage of natural gas. In this regard, we note that some of the risks you mention have their own separate risk factors elsewhere in this section. For example, you discuss the risk of aging pipeline infrastructure on page 22 and the risk of terrorism on page 30. Therefore, please remove the risks you discuss elsewhere and move any of the other risks that are material to their own risk factor.

<u>Northwest's debt agreements impose restrictions on it that may adversely…, page 27</u>

10. In this risk factor, you state that The Williams Companies, Inc. has a credit agreement, to which Northwest Pipeline Corporation is a party, that contains covenants restricting or limiting Northwest's ability to create liens supporting indebtedness, sell assets, make certain distributions, and incur additional debt. However, in the next risk factor, you state that Northwest is not prohibited from incurring indebtedness. Please revise or advise.

<u>We and Northwest do not insure against all potential losses and could be…, page 30</u>

11. You state that you are not fully insured against all risks inherent to your businesses, including environmental accidents. Please discuss whether you are uninsured against all environmental accidents and discuss what other risks inherent to your businesses against which you are either uninsured or insufficiently insured.

<u>Use of Proceeds, page 44</u>

12. We note that you intend to use the net proceeds of this offering to purchase a 13.4% general partnership interest in Northwest Pipeline Corporation and to pay $3.4 million for expenses associated with the offering and other related formation transactions. In this section, please disclose the approximate amount of the net proceeds of the offering you will use for the purchase of a 13.4% general partnership interest. See Item 504 of Regulation S-K.

Capitalization, page 45

13. Please revise to detail each pro forma capitalization adjustment contemplated and include an appropriate footnote description if necessary. Please present the pro forma adjustments in separate columns to highlight the effect of the offering apart from other pro forma adjustments. This comment also applies to your unaudited pro forma balance sheet presented at page F-4.

Dilution, page 46

14. Please clarify how you determined that the numerator used in your calculation of pro forma net tangible book value per unit before the offering should be $278.4 million. In this regard, please explain why that amount equals your post-offering equity balance as shown on page F-4 of your pro forma balance sheet.

Cash Distribution Policy and Restrictions on Distributions, page 48

15. Please revise your discussion to focus on the minimum estimated cash needed to pay the initial distribution rate for the four quarters ending September 30, 2008. Your discussion of the minimum estimated cash needed to pay the initial distribution rate should be presented immediately after your discussion of the Initial Distribution Rate section. In this regard, the forecast for the twelve months ending September 30, 2008 should be presented alone. Your forecasted results of operations for the four quarters ending September 30, 2008 should follow to demonstrate the underlying operating performance necessary to generate the minimum amount of cash needed to fund the distributions. The pro forma consolidated results of operations for the year ended December 31, 2006 and the twelve months ended June 30, 2007 should be presented to allow a reader to compare your forecast with historical operating performance as it relates to your ability to pay the initial cash distribution rate, assuming the offering and related changes in capitalization occurred during these historical periods.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended…, page 51

16. We note that your historical pro forma cash available for distribution tables on pages 52 and 53 and your forecasted minimum estimated cash available for distribution tables on pages 56 and 57 do not reflect expansion capital expenditures. While you disclose on page 61 that Northwest Pipeline Corporation will fund its estimated expansion capital expenditures with cash on hand, your disclosures on page 95 indicate that you expect to fund your expansion capital expenditures "primarily through commercial borrowings or

the sale of debt or equity securities." Please revise your disclosures to address this apparent inconsistency and explain to us why expansion capital expenditures have been excluded from your cash available for distribution tables. If you assume that expansion capital expenditures will be financed through borrowings going forward, we expect your cash forecast tables to reflect a cash inflow for the borrowings received, a cash outflow for the expansion capital expenditures, and a pro forma adjustment to your interest expense. If you believe your current presentation is appropriate, please ensure your disclosures prominently indicate the applicable reasons for the exclusion of expansion capital expenditures from your historical and forecasted cash distribution tables.

Assumptions and Considerations, page 58

17. We note you disclose estimates for the financial results of Northwest Pipeline Corporation for the twelve months ending September 30, 2008 in the table on page 57 and in the assumptions and considerations section on pages 58 to 61. Please revise your disclosures on pages 58 to 61 to clearly indicate that you are presenting the minimum amount of Adjusted EBITDA required to pay the minimum cash distributions and not your forecasted Adjusted EBITDA. For example, please clarify that you expect actual operating revenues to be at least $419.8 million and disclose that the amount presented represents the expected minimum amount of revenues necessary to fund the minimum distribution.

18. We note that a majority of the expected increase in your operating revenues for the twelve months ending September 30, 2008 relates to a FERC-approved increase in general system firm transportation rates. Considering that a portion of your revenues originates from volumetric fees, however, please also disclose in reasonable detail how anticipated changes in quantities of natural gas transported will impact your forecasted results. For example, please quantify the additional revenues you expect to recognize based on anticipated changes in throughput.

Management's Discussion and Analysis of Financial Condition and Results…, page 81

19. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing

the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Northwest's Operations, page 83

20. On the bottom of page 83 and the top of page 84, you disclose certain trends and uncertainties that have had, and are likely to have in the future, a material impact on Northwest Pipeline Corporation's results of operations and liquidity. In this regard, we note that in the first full paragraph on page 84, you discuss the collective impact of these trends and uncertainties. In addition, please include a discussion of each trend and uncertainty and a description of the impact of each trend and uncertainty on your operations separately. For example, in your first bullet point, you state that increasing competition for natural gas supplies originating in Northwest's traditional supply areas will impact its results of operations and liquidity. Please describe why competition is increasing, how this competition will contribute to a reduction in the overall average life of Northwest's long-term firm contracts, how Northwest deals with the competition, and any other material information.

Critical Accounting Policies and Estimates, page 84

Deferred Charges, page 85

21. You disclose that unamortized debt expense, debt discount, and losses on reacquired long-term debt are amortized using the bonds outstanding method over the related debt repayment periods. Please tell us why you use the bonds outstanding method instead of the effective interest method and highlight the differences, if any, between the two methods.

Northwest's Results of Operations, page 87

22. In this section, you discuss the changes in operation and cash flow amounts in the six months ended June 30, 2006 and June 30, 2007, the years ended December 31, 2005 and 2006, and the years ended December 31, 2004 and 2005. Please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons

underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-B and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

- You state that your operating expenses decreased $8.9 million from the six months ended June 30, 2006 to the six months ended June 30, 2007 primarily because of the June 2007 reversal of Northwest Pipeline Corporation's pension regulatory liability of $16.6 million and its accrued ad valorem taxes of $1.8 million to reflect a lower than expected 2007 property tax assessment. Please discuss the underlying reason or reasons for the June 2007 reversal of Northwest's pension regulatory liability and the lower than expected 2007 tax assessment.

- You state that operating revenues increased $2.8 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 primarily due to higher levels of short-term firm transportation services and interruptible park and loan storage services. Please quantify the effect of the higher levels of short-term firm transportation services and interruptible park and loan storage services on your operating revenues and discuss the underlying causes of each effect.

- On page 89, you disclose that the operating revenues decreased $17.1 million for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily because of the termination of the Grays Harbor agreement. Please quantify the effect of this factor on your overall decrease and disclose the other factors contributing to the decrease.

- Also on page 89, you state that Northwest's operating expenses increased $1.3 million from December 31, 2004 to December 31, 2005 primarily due to certain factors, including higher charges related to the rental of a pipeline lateral from a customer beginning in November 2004, lower net regulatory credits associated with Northwest's incremental facilities, and an expense for amounts paid to a third party to modify a pipeline assessment tool. Please discuss the underlying reasons for the higher charges of the pipeline, the lower net regulatory credits, and the expense to a third party.

Liquidity and Capital Resources of Northwest, page 90

Capital Requirements, page 91

23. In the third paragraph of this subsection, you state that Northwest expects its maintenance capital expenditures and expansion capital expenditures for the twelve months ending September 30, 2008 to be $91.4 million and $14.5

million, respectively. Please discuss the reason or reasons you believe these
expenditures will be the amounts you disclose.

Commitments, page 92

24. Please revise your table of contractual obligations and commitments to include
the long-term liabilities recorded on Northwest Pipeline Corporation's balance
sheet at December 31, 2006.

Industry Overview, page 96

25. Please provide us with the Energy Information Administration source from
February 2007 that you use in this section.

Business, page 100

26. We note your disclosure in the Northwest's Operating Expenses subsection on
page 82 that during the winter months Northwest Pipeline Corporation's
pipeline average throughput is higher. In an appropriate location in your
Business section, please discuss in greater detail the extent to which your
operations are seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Business Strategies, page 100

27. In this section, you discuss certain strategies to achieve certain objectives. For
each strategy you discuss, please disclose whether you or Northwest Pipeline
Corporation have any current projects underway to further that strategy and
discuss the status of any of these projects. For example, you state that
Northwest is currently participating in expansions of the Jackson Prairie
Underground Storage facility. Please disclose that project's development stage.
As another example, you state that Northwest is evaluating "certain other
development projects to increase natural gas transportation services…." Please
disclose whether you have begun any of these projects. If not, please state.

Competitive Strengths, page 101

28. On the top of page 102, you state that certain segments of Northwest's pipeline
have bi-directional capability. Please discuss any negative effects of not having
bi-directional capability throughout all the segments of your pipeline and
indicate the amount or extent of the bi-directional capability. The "certain"
description does not provide much information to a person unfamiliar with the
pipeline.

29. Please disclose how Northwest Pipeline Corporation's pipeline system and related storage facilities "have been well maintained" and utilize "state-of-the-art integrity testing."

30. Please provide us with the survey conducted by Mastio & Company to which you refer.

Northwest's System, page 103

31. In the second paragraph on page 104, you state that Puget Sound Energy, Inc. and Northwest Natural Gas Co. accounted for approximately 19.9% and 10.9%, respectively, of Northwest Pipeline Corporation's operating revenues for the year ended December 31, 2006. Please discuss your options and alternatives if either of these customers ceased doing business with you.

32. Also, please disclose if you have long-term fixed contracts with those customers and, if so, please disclose the pertinent terms of the related contracts.

Capital Projects, page 106

Parachute Lateral, pate 107

33. Please discuss how Northwest Pipeline Corporation's transfer of its Parachute Lateral facilities to a newly created subsidiary will affect you, if at all.

Employees, page 108

34. In this section, and in an appropriate location in your Management section, please disclose the amount or percentage of time that the officers and directors of your general partner spend on the management of operations specific to you.

Ownership of Property, page 114

35. Please state briefly the location and general character of your materially important physical properties as required by Item 102 of Regulation S-K.

Management, page 116

Directors and Executive Officers of Our General Partner, page 117

36. Please provide a brief explanation of the nature of the operations of the development business in Chicago, Illinois of which Donald R. Chappel was chief executive officer from 2000 to April 2003. Also, please disclose Mr.

Chappel's duties and responsibilities relating to his level of professional competence regarding his position, which may include, depending upon the circumstances specific information such as the size of the operation he supervised. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 123

37. Please describe your policies and procedures for the review, approval, and ratification of any related party transaction. See Item 404(b) of Regulation S-K.

Northwest's Related Party Agreements and Related Transactions, page 127

38. In your Agreements Governing the Transactions subsection on page 124, you state that your transactions with certain related parties "are not and will not be the result of arm's-length transactions" and that the transactions "are not and may not be effected on terms at least as favorable to the parties" of the transactions. Here, or in another appropriate section of your document, please disclose the differences, if any, between the terms of the transactions you and Northwest Pipeline Corporation negotiated with any related party and the terms you or Northwest would have otherwise received from an unaffiliated, third party.

Williams Pipeline Partners L.P. Unaudited Pro Forma Financial Statements, page F-2

39. Please disclose the pro forma per share data, for the latest year and interim period, giving effect to the number of additional units which would have been necessary to pay the distribution to your owners coincident with the initial public offering. Refer to SAB Topic 1:B:3.

Northwest Pipeline Corporation Annual Financial Statements, page F-21

Statements of Cash Flows, page F-26

40. We note that you include a "Changes in accounts payable" line item in investing activities. Please tell us the nature of the items included in this line item and confirm that these amounts reflect actual cash receipts and/or disbursements. If the related transactions are non-cash investing activities, please revise your financial statements accordingly.

Notes to Financial Statements, page F-27

Note 10. Regulatory Assets and Liabilities, page F-43

41. If any portion of your regulatory asset balance includes amounts on which you do not earn a return, please disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future. Please refer to the requirements of paragraph 20 of SFAS 71.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

42. For the private placements you describe in this section, please state briefly the facts that you relied upon for the exemptions.

Item 16. Exhibits and Financial Statement Schedules, page II-2

43. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

James J. Bender, Esq.
Williams Pipeline GP LLC
October 11, 2007
Page 14

Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lucy Schlauch, Esq.
        Holland & Hart LLP
        Via Facsimile